ITEM 77C Exhibit 1

DREYFUS MANAGER FUNDS I

-        Dreyfus Research Core Fund (the “Fund”)

MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Stockholders of the Dreyfus Manager Funds I – Dreyfus Research Core Fund was held on December 9, 2011.  Out of a total of 10,051,214.457 shares (“Shares”) entitled to vote at the meeting, a total of 5,778,792.970 were represented at the Meeting, in person or by proxy.  The following proposal was not approved by the holders of the Fund’s outstanding Shares:

		Shares

	For	Against	Abstain

To approve a merger of the Fund into Dreyfus Research Growth Fund, Inc.	5,141,646.900	249,818.826	387,327.244